                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ------------

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                          New Dimension Software Ltd.
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                              (Name of the Issuer)


                 Ordinary Shares, par value NIS 0.01 per share
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                         (Title of Class of Securities)


                                   098586100
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                                 (CUSIP Number)

                               M. Brinkley Morse
                              2101 CityWest Blvd.
                           Houston, Texas 77042-2827
                                 (713) 918-8800
                             Senior Vice President
                               BMC Software, Inc.
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 March 7, 1999
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            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]




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1          NAMES OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           BMC Software, Inc.

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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [ ]
                                                              (b) [X]
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3          SEC USE ONLY

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4          SOURCE OF FUNDS

           WC and BK

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5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS         [ ]
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

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6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
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  NUMBER                       7          SOLE VOTING POWER
    OF                         ------------------------------------------------
  SHARES                                            None
BENEFICIALLY                   8          SHARED VOTING POWER
   OWNED                                            7,482,500*
    BY                         ------------------------------------------------
   EACH                        9          SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                                            None
   WITH                        ------------------------------------------------
                               10         SHARED DISPOSITIVE POWER
                                                    7,482,500*
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11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           7,482,500*
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12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                        [ ]

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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           61%
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14         TYPE OF REPORTING PERSON
           CO
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           *Represents shares subject to shareholder agreements, dated as of
March 7, 1999 (the "Shareholder Agreements"), between the reporting person and
(i) Yossie Hollander and (ii) Einav Computer Systems Ltd., an Israeli corporation, Roni A. Einav and Dalia Prashker-Katzman, as described herein.

ITEM 1.         SECURITY AND ISSUER.

           This statement on Schedule 13D relates to the ordinary shares, par value NIS 0.01 per share (the "Shares"), of New Dimension Software Ltd., an Israeli corporation ("the Company"). BMC Software, Inc., a Delaware corporation ("BMC") may be deemed to own beneficially certain Shares pursuant to the Shareholder Agreements described below. BMC has commenced an offer to purchase any and all of the outstanding Shares of the Company at a purchase price of $52.50 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 11, 1999 (the "Offer to Purchase"), which is included as an exhibit hereto and incorporated herein by reference, and a related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The address of the principal executive offices of the Company is Building 7, Atidim Industrial Park, Devora Hanevia Street, Tel Aviv, 61581, Israel.

           BMC and the Company have entered into a Share Purchase and Tender Agreement (the "Tender Agreement") dated as of March 7, 1999. BMC has also entered into shareholder agreements with (i) Yossie Hollander and (ii) Einav Computer Systems Ltd., an Israeli corporation ("ECS"), Roni A. Einav and Dalia Prashker-Katzman (each a "Principal Shareholder" and collectively, the "Principal Shareholders"), each dated as of March 7, 1999 (the "Shareholder Agreements"). The Tender Agreement and the Shareholder Agreements are more fully described under Items 4 and 5 below.

           If BMC is successful in acquiring at least ninety (90%) of the Shares not presently owned by BMC and its subsidiaries within four months of the date of the Offer to Purchase, BMC will be required, pursuant to Section 236 of the Companies' Ordinance (New Version) 5743-1983 of the State of Israel (the "Companies' Ordinance"), to declare by notice to the remaining shareholders that it is unilaterally acquiring (the "Compulsory Acquisition") the remaining Shares not yet held by it on the same terms as those set forth in the Offer. Upon consummation of the Compulsory Acquisition, the Company will become a wholly owned subsidiary of BMC.

ITEM 2.         IDENTITY AND BACKGROUND.

           This statement is filed by BMC Software, Inc., a Delaware corporation ("BMC"). BMC develops, markets and supports high performance systems management software products.

           Appendix I attached hereto sets forth certain additional information with respect to each executive officer and director of BMC. The filing of this statement on Schedule 13D shall not be construed as an admission that any person listed on Appendix I hereto is, for the purposes of Section 13(d) or (g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.

            During the last five years, neither BMC nor, to the best knowledge of BMC, any executive officer or director of BMC, listed on Appendix I, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           No separate consideration (other than the Offer Price to be received upon consummation of the Offer) has been or will be paid to the Principal Shareholders in connection with their execution of the Shareholder Agreements.

           The total amount of funds required by BMC to consummate the Offer, including cash payments related to the cancellation of outstanding options of the Company (the "Company Options"), and the Compulsory Acquisition and to pay related fees and expenses is estimated to be approximately $700 million.

           The consideration for the Shares to be purchased pursuant to the Offer and the Compulsory Acquisition is expected to be funded from BMC's working capital and loans from U.S. banks. BMC is currently negotiating with Chase Bank of Texas, N.A., NationsBank N.A., and ABN AMRO Bank N.V. (the "Proposed Lenders") to obtain a credit facility in an aggregate amount of $500,000,000 (the "Proposed Credit Facility"). On March 10, 1999, BMC received commitment letters from each of the Proposed Lenders.

           The Proposed Credit Facility will consist of $500,000,000 of availability under: (a) a 364-day revolving credit facility for general corporate purposes, including the funding of the Offer, with renewal options by the Proposed Lenders and with a one-year option granted to BMC, which will enable BMC to convert the revolving loans into a one-year term loan, and (b) a competitive bid facility, which will enable BMC to request bids from the Proposed Lenders for loans on a negotiated basis up to the existing availability under the Proposed Credit Facility. If BMC elects to convert revolving borrowings to a term loan, such term loan must be repaid within one year with interest payable at specified margin levels above LIBOR. Interest rates for loans under the Proposed Credit Facility are based upon a margin above LIBOR within current market parameters and certain financial ratios of BMC.

           The Proposed Credit Facility will include, among others, covenants regarding the maintenance by BMC of: (a) at least $300,000,000 in cash and marketable securities and (b) certain financial ratios. The Proposed Credit Facility will also contain other typical and customary covenants as well as customary events of default.

           The Proposed Credit Facility requires BMC to pay an arrangement fee on the aggregate commitment of the Proposed Lenders together with a facility fee (ranging from 10 to 20 basis points) on the drawn and undrawn portion of the aggregate commitments of the Proposed Lenders.

           Any loans under the Proposed Credit Facility will be repaid over time from a variety of potential sources including, but not limited to, funds generated internally by BMC and its subsidiaries. The Offer is not conditioned on consummation of the Proposed Credit Facility.


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           The above summary of the Proposed Credit Facility is qualified in its entirety by reference to the commitment letters from the Proposed Lenders, which are included as exhibits hereto and incorporated herein by reference.

ITEM 4.         PURPOSE OF TRANSACTION.

           In accordance with the Tender Agreement, and as described in the Offer to Purchase, the purpose of the Offer and the Compulsory Acquisition is to acquire control of, and the entire equity interest in, the Company.

           In executing the Tender Agreement, the Company consented to the Offer and represented and warranted that its board of directors has (i) unanimously determined as of the date of the Tender Agreement that the Offer is fair to an in the best interest of the shareholders of the Company and (ii) resolved, subject to the directors of the Company not having the right to tender their Shares or the right to receive any compensation for services provided to the Company pursuant to certain releases executed by the directors, unless the Company's shareholders shall have approved such right, to recommend acceptance of the Offer by the shareholders of the Company.

           The Company has agreed to hold an extraordinary general meeting of its shareholders (the "Special Meeting") for purposes of approving: (i) the right of certain directors of the Company to sell their Shares to BMC pursuant to the Offer, (ii) the right of certain directors of the Company to receive compensation from the Company against a release of such directors' claim regarding an alleged promise by the Company to issue such directors stock options, (iii) a Settlement and Release Agreement, dated as of March 7, 1999, among the Company, the Principal Shareholders and certain directors, and (iv) by special resolution, an amendment to the Company's Articles of Association to provide that the holders of at least 60% of the issued and outstanding Shares of the Company shall be entitled to appoint and remove any and all members of the board of directors of the Company, by means of written notice signed by such shareholders to the Company (collectively, the "Shareholder Approvals"). The Company's board of directors has recommended that the shareholders give the Shareholder Approvals, upon which the Offer is conditioned, at the Special Meeting.

           Subject to obtaining the Shareholder Approvals, promptly upon the purchase by BMC pursuant to the Offer of such number of Shares representing at least 60% of the outstanding Shares, and from time to time thereafter, BMC shall be entitled to designate the entire board of directors of the Company, and the Company shall, upon request of BMC, take all actions necessary to enable such BMC designees to be so elected or appointed.

           If BMC is successful in acquiring at least ninety (90%) of the Shares not presently owned by BMC and its subsidiaries within four months of the date of the Offer to Purchase, BMC will be required, subject to satisfaction of the conditions contained in the Tender Agreement, to consummate the Compulsory Acquisition. Upon consummation of the Compulsory Acquisition, the Company will become a wholly owned subsidiary of BMC.

           The Company has agreed that from the date of the Tender Agreement until the date Shares are accepted for payment under the Offer (the "Closing Date"), the Company shall, and shall cause it subsidiaries to (except as otherwise required or contemplated by the Tender Agreement or as required by applicable law): (i) use all commercially reasonable efforts to conduct its business and the business of its subsidiaries in all material respects only in the ordinary course of business and consistent with past practice; (ii) not amend its Articles of Association or Memorandum of Association or other organizational or governing documents or declare, set aside or pay any dividend or other distribution or payment in cash, stock or property in respect of its capital stock or acquire, directly or indirectly, any of its capital stock;
(iii) not issue, grant, sell or pledge or agree or authorize the issuance, grant, sale or pledge of any shares of, or rights of any kind to acquire any shares of, its capital stock other than Shares issuable upon the exercise of stock options outstanding on the date of the Tender Agreement; (iv) not acquire, sell, transfer, lease or encumber any material assets except in the ordinary course of business and consistent with past practice; (v) use all commercially reasonable efforts to preserve intact its business organizations and the business organizations of its subsidiaries, and to keep available the services of its present key officers and employees; provided, however, that the Company shall not be required to make any payments or enter into or amend any contractual arrangements or understandings, except in the ordinary course of business and consistent with past practice and, provided further, that the foregoing shall not restrict the Company in any way from terminating the employment of its employees, other than its present key officers and employees;
(vi) not adopt a plan of complete or partial liquidation or adopt resolutions providing for the complete or partial liquidation, dissolution, consolidation, amalgamation, merger, restructuring or recapitalization of the Company or any of it subsidiaries; (vii) not grant any severance or termination pay (otherwise than pursuant to policies in effect on the date of the Tender Agreement) to, or enter into any employment agreement with, any of its executive officers or directors; (viii) not, except in the ordinary course of business consistent with past practice or pursuant to obligations imposed by collective bargaining agreements, increase the compensation payable or to become payable to its officers or employees, enter into any contract or other binding commitment in respect of any such increase with any of its directors, officers or other employees or any director, officer or other employee of its subsidiaries, and not establish, adopt, enter into, make any new grants or awards under or amend, any collective bargaining agreement or Company Plan (as defined in the Tender Agreement), except as required by applicable law, including any obligation to engage in good faith collective bargaining, to maintain tax-qualified status or as may be required by any Company Plan as of the date of the Tender Agreement;
(ix) not settle or compromise any material claims or litigation or, except in the ordinary course of business, modify, amend or terminate any of its material contracts or waive, release or assign any material rights or claims, or make any payment, direct or indirect, of any material liability before the same becomes due and payable in accordance with its terms; (x) not take any action, other than reasonable and usual actions in the ordinary course of business and consistent with past practice with respect to accounting policies or procedures (including tax accounting policies and procedures), except as may be required by the Commission or the Financial Accounting Standards Board; (xi) not make any material tax election or permit any material insurance policy naming it as a beneficiary or a loss payable payee to be canceled or terminated without notice to BMC, except in the ordinary course of business consistent with past practice; (xii) not incur or pay or agree to pay transaction and/or finder's fees in excess of those disclosed to BMC in the Tender Agreement; (xiii) not amend the releases executed by certain directors of the Company or incur or pay or agree to pay any amount in excess of $7.5 million

(including all legal fees and other expenses of such directors) in the aggregate plus value added tax as prescribed by law against a duly issued value added tax invoice, less any amounts required to be withheld pursuant to applicable tax regulations, pursuant to the releases executed by certain directors; and (xiv) not authorize or enter into an agreement to do any of the foregoing.

           The Tender Agreement provides that, except as set forth in the following paragraph, the Company will not ( and shall not permit any of its subsidiaries to, and shall use its best efforts to cause its officers, directors and employees and any investment banker, attorney, accountant, or other agent retained by it or any of its subsidiaries not to) directly or indirectly (i) solicit, initiate, facilitate or knowingly encourage (including by way of furnishing information) any inquiry or the making of any proposal which constitutes, or may reasonably be expected to lead to, any acquisition or purchase by a third party (other than BMC or an affiliate of BMC) of a substantial amount of assets of, or any equity interest in, the Company or any merger, consolidation, business combination, sale of securities, recapitalization, liquidation, dissolution or similar transaction involving the Company (collectively, "Company Transaction Proposals") or agree to or endorse any Company Transaction Proposal or (ii) propose, enter into or participate in any discussions or negotiations regarding any Company Transaction Proposal, or furnish to another person (other than BMC or a representative of BMC) any information with respect to its business, properties or assets for the purpose of facilitating any Company Transaction Proposal. The Company has also agreed that, except as set forth in the following paragraph, its board of directors will not change its recommendation of the Offer or the Shareholder Approvals.

           The Tender Agreement provides that neither the foregoing provisions or any other provision in Tender Agreement shall prohibit the Company from (i) furnishing information pursuant to an appropriate confidentiality letter concerning the Company and its businesses, properties or assets to a third party who has made a Superior Proposal (as defined below), (ii) engaging in discussions or negotiations with a third party who has made a Superior Proposal or (iii) following receipt of a Superior Proposal, taking and disclosing to its shareholders a position (including a positive recommendation) with respect thereto or changing, withdrawing or withholding the approval or recommendation by the Company's board of directors of the Offer, but in each case referred to in the foregoing clauses (i) through (iii) only after the board of directors of the Company concludes in good faith following advice of its independent counsel, evidenced by a written opinion, that such action is necessary in order for the board of directors of the Company to comply with its fiduciary obligations to the Company's shareholders under applicable Israeli law. If the board of directors of the Company receives a Company Transaction Proposal, then the Company shall immediately inform BMC of the terms and conditions of such proposal and the identity of the person making it and shall keep BMC fully informed of the status and details of any such Company Transaction Proposal and of all steps it is taking in response to such Company Transaction Proposal. "Superior Proposal" is defined to mean a bona fide Company Transaction Proposal that the board of directors of the Company determines in good faith after consultation with (and based in part on the advice of) its independent financial advisors to be more favorable to the Company and the Company's shareholders than the Offer, which Company Transaction Proposal is not subject to any material contingencies relating to financing.

           The Tender Agreement provides that if (i) the Tender Agreement is terminated by BMC or the Company as a result of the Company withdrawing, withholding or modifying in a manner adverse to BMC its approval of the Tender Agreement or the Offer, or (ii) (A) prior to the Closing Date, there is publicly announced by a third party (other than BMC or an affiliate of BMC) a proposal for an Alternative Company Transaction (as defined below); (B) the Offer is terminated or expires as a result of the failure of a condition; and
(C) either the Company's board of directors recommends or approves an acquisition agreement which provides for an Alternative Company Transaction or an Alternative Company Transaction is consummated, in each case with any third party which after the date of the Tender Agreement and before termination of the Tender Agreement has publicly announced a proposal for Alternative Company Transaction, in either case prior to twelve months after the date of termination of the Tender Agreement, then, in any such event (unless the Tender Agreement has been terminated by the Company as a result of a breach of the agreement by BMC), the Company shall pay to BMC simultaneously with termination by the BMC in the case of the occurrence of any of the events specified in clause (i) above, and immediately upon the first to occur of the entering into an agreement providing for, or the consummation of, an Alternative Company Transaction in the case of clause (ii) above (by wire transfer of immediately available funds to an account designated by BMC for such purpose), a fee in an amount equal to $25.0 million.

           The term "Alternative Company Transaction" means any transaction pursuant to which (i) any person, entity or group (within the meaning of Section 13(d)(3) of the Exchange Act) (other than BMC or any affiliate of BMC) (each, a "Third Party") acquires 50% or more of the outstanding Shares, (ii) a Third Party acquires 25% or more of the total assets of the Company taken as a whole, (iii) a Third Party merges, consolidates or combines in any other way with the Company other than in a transaction in which holders of Shares continue to own at least 75% of the equity of the surviving corporation, or
(iv) the Company distributes or transfers to its shareholders, by dividend or otherwise, assets (including stock of any subsidiary) constituting 25% or more of the market value or earning power of the Company on a consolidated basis.

           The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to 12:00 midnight, New York City Time, on April 8, 1999 (unless such period is extended in accordance with the Tender Agreement and the Offer) a number of Shares which constitutes at least ninety percent (90%) of the Shares then issued and outstanding and not owned by BMC or its subsidiaries determined in accordance with Section 236 of the Companies' Ordinance (the "90% Condition"), (ii) satisfaction of certain regulatory conditions, including the expiration of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) certain approvals related to the Offer by the shareholders of the Company at the Special Meeting of such shareholders, and (iv) certain other conditions.

           The above summary of the Tender Agreement and the Offer to Purchase is qualified in its entirety by reference to the Tender Agreement and the Offer to Purchase, which are included as exhibits hereto and incorporated herein by reference.

           The purchase of Shares by BMC pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the public.

           Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements of Nasdaq for continued listing and may be delisted from Nasdaq. According to Nasdaq's published guidelines, Nasdaq would consider delisting the Shares if, among other things, the number of record holders of at least 100 Shares should fall below 400, the number of publicly held Shares (exclusive of holdings of officers, directors any other person who is the beneficial owner of more than 10% of the total Shares outstanding ("Nasdaq Excluded Holdings")) should fall below 750,000 or the aggregate market value of publicly held Shares (exclusive of Nasdaq Excluded Holdings) should fall below $5,000,000. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements of Nasdaq for continued listing and the listing of the Shares is discontinued, the market for the Shares could be adversely affected.

           The Shares are currently registered under the Exchange Act. Such registration may be terminated pursuant to Section 12(g)(4) of the Exchange Act upon application by the Company to the Commission if the Shares are not listed on a national securities exchange and there are fewer than 300 record holders. The termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of Shares and to the Commission and would make certain provisions of the Exchange Act no longer applicable to the Shares.

           BMC intends to seek to cause the Company to apply for delisting of the Shares from Nasdaq and terminate the registration of the Shares under the Exchange Act as soon after the completion of the Offer as the requirements for such delisting and termination are met.

ITEM 5.         INTEREST IN SECURITIES OF THE ISSUER

           (a) and (b). Concurrently with the execution of the Tender Agreement, BMC has entered into shareholder agreements with (i) Yossie Hollander and (ii) Einav Computer Systems Ltd., an Israeli corporation ("ECS"), Roni A. Einav and Dalia Prashker-Katzman (each a "Principal Shareholder" and collectively, the "Principal Shareholders"), each dated as of March 7, 1999 (the "Shareholder Agreements"). ECS is owned by Roni A. Einav and Dalia Prashker-Katzman. As of the date of the Shareholder Agreements, Yossie Hollander held an aggregate of 3,741,250 Shares and no Company Options; Einav Computer Systems held an aggregate of 3,741,250 Shares; Roni A. Einav held an aggregate of 23,000 Company Options and Dalia Prashker-Katzman held no Company Options. The aggregate number of Shares covered by the Shareholder Agreements, as of the date thereof (based on information provided by the Company as of such date), was 7,482,500 Shares, or 61% of the issued and outstanding Shares as of such date (in each case excluding Shares issuable upon exercise of the foregoing Company Options). BMC may be deemed to share voting and investment control over all of such Shares.

           The following is a summary of the material terms of such Shareholder Agreements. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text thereof, which is incorporated herein by reference.

           As used in the Shareholders Agreements:

                "Applicable Shares" means all Shares that are beneficially owned (as defined in the Shareholders Agreements) by the Principal Shareholder or that become beneficially owned by the Principal Shareholder prior to the Termination Date;

                "Offer Termination Date" means the date the Offer terminates or expires without the purchase of Shares thereunder; provided, however, that if BMC initiates a new Offer under the terms of the Tender Agreement on or before midnight, central time in the United States on the 10th day following such date, the Offer Termination Date shall mean the date such subsequent Offer terminates or expires without the purchase of Shares thereunder; provided, however, that the Offer Termination Date will not be later than the date of termination of the Tender Agreement; and

                "Termination Date" means the date ending on the first to occur of: (1) the Closing Date; (2) the Offer Termination Date; or
                (3) midnight, central time in the United States, on the date all of the conditions to the Offer have been satisfied (except for the conditions relating to (i) the truthfulness of the Company's representations and warranties and (ii) the occurrence of any change or effect that is materially adverse to the business or financial condition, assets, liabilities, or results of operations of the Company and its subsidiaries taken as a whole), and BMC elects to terminate the Tender Agreement without the purchase of Shares thereunder; provided, however, that, notwithstanding subparagraphs (2) and (3) above, if after the date of the Shareholder Agreements (x) any person, entity or group (within the meaning of Section 13(d)(3) of the Exchange Act) (other than the BMC or any affiliate of BMC) acquires more than 5% of the outstanding Shares and fails to tender such Shares in the Offer and continues to hold such Shares and the Offer is terminated as a result of the failure of the 90% Condition to be satisfied, the Termination Date shall be the date 150 days after the Offer Termination Date, or
                (y) there is a public announcement of, or the disclosure to the management, board of directors, shareholders or advisors of the Company of, a Company Transaction Proposal, and the board of directors of the Company rejects such Company Transaction Proposal and continues to recommend the Offer and the Offer is terminated as a result of the failure of the 90% Condition to be satisfied, the Termination Date shall be the date 120 days after the Offer Termination Date, or (z) there is a public announcement of, or the disclosure to the management, board of directors, shareholders or advisors of the Company of, a Company Transaction Proposal, and the board of directors of the Company withdraws, withholds or modifies in a manner adverse to BMC its approval of the Tender Agreement or the Offer pursuant to the applicable provisions of the Tender Agreement, and the

                Offer is terminated as a result of the failure of the 90% Condition to be satisfied, the Termination Date shall be the date 150 days after the Offer Termination Date.

           The Shareholder Agreements provide that each Principal Shareholder will (i) tender all of such Principal Shareholder's Applicable Shares into the Offer promptly, and in any event no later than the third business day following the commencement of the Offer, and (ii) not withdraw any Applicable Shares so tendered prior to the Offer Termination Date.

           In addition, the Shareholder Agreements provide that in the event that (i) the 90% Condition is not satisfied, (ii) BMC notifies the Principal Shareholder that BMC is prepared to close the Offer but for the fact that the 90% Condition is not satisfied, and (iii) the tender by the Principal Shareholder of the Shares underlying such Principal Shareholder's Company Options, either alone or when aggregated with other Company Options, would cause the 90% Condition to be satisfied, then such Principal Shareholder hereby agrees that, at any time prior to the Termination Date, immediately upon the request of BMC, such Principal Shareholder shall exercise all Company Options beneficially owned by such Principal Shareholder and immediately tender the Shares received upon such exercise into the Offer (and not withdraw such Shares so tendered). The Shareholder Agreements provide that BMC will advance to the Principal Shareholders the funds necessary to pay the exercise price of such Company Options, and the Principal Shareholders shall repay BMC the amount of such advance, without interest, immediately upon receipt of the Offer Price by such Principal Shareholder for the Shares received upon such exercise. Except as may be required by the foregoing, the Principal Shareholders have agreed not to exercise any Company Options owned by them.

           Pursuant to the Shareholders Agreements, each Principal Shareholder has granted BMC an irrevocable option (the "Purchase Options") to purchase all of such Principal Shareholder's Applicable Shares at the Offer Price (as such may be increased in connection with the Offer), subject to the terms of the Shareholder Agreements. The Purchase Options may be exercised in whole at any time, and in part from time to time, from and after the Offer Termination Date and ending as of the Termination Date; provided, however, that each Purchase Option must be exercised in a proportionate amount among the Principal Shareholders with the other Purchase Options.

           The Shareholder Agreements provide that until the Termination Date, at any meeting of the holders of Shares however called, or in any other circumstance upon which the vote, consent or other approval of holders of Shares is sought, the Principal Shareholders shall vote (or cause to be voted) their issued and outstanding Applicable Shares: (i) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other material obligation or agreement of the Company under the Tender Agreement or the Shareholder Agreements; (ii) against the following actions (other than the transactions contemplated by the Tender Agreement): (A) any Company Transaction Proposal, and (B) to the extent that such (1) are intended to, or could reasonably be expected to, impede, interfere with, delay, postpone, or materially adversely affect the Offer, or the transactions contemplated by the Tender Agreement or the Shareholder Agreements or (2) are intended to, or could reasonably be expected to, implement or lead to any Company Transaction Proposal: (x) any change in a majority of the persons who constitute the board of directors of the Company; (y) any change in the capitalization of the Company or any amendment of the Company's Memorandum and Articles of Association (other than as expressly contemplated by the Tender Agreement); or (z) any other material change in the Company's corporate structure or business; and (iii) for the proposals required under the Tender Agreement to be presented at the Special Meeting and any and all other matters contemplated by the Tender Agreement and presented at the Special Meeting. In addition, each Principal Shareholder has granted to BMC (or its nominees) an irrevocable proxy and attorney-in-fact (with full power of substitution), until the Termination Date, to vote its Applicable Shares, or to grant a consent or approval in respect of its Applicable Shares on any and all matters relating to the Tender Agreement, the Offer or any Company Transaction Proposal. Each Principal Shareholder has further agreed, until the Termination Date, not to take any action (including the tender of any Shares) that could reasonably be expected to, implement or lead to any Company Transaction Proposal.

           The Shareholder Agreements provide that, in the event the Applicable Shares of a Principal Shareholder are sold, transferred, exchanged, canceled or disposed of in connection with or as a result of any Company Transaction Proposal that is in existence on, or that has been otherwise made prior to the Termination Date (an "Alternative Disposition") then, within five business days after the closing of such Alternative Disposition, such Principal Shareholder shall tender and pay to, or shall cause to be tendered and paid to, BMC (or its designee), in immediately available funds, the Profit realized from such Alternative Disposition, less any withholdings. For the purposes of the foregoing, "Profit" means an amount equal to the excess, if any, of (a) the per Share value of all consideration received in connection with an Alternative Disposition (valued and determined as set forth in the Shareholder Agreements) over (b) the Offer Price, multiplied by Principal Shareholder's Applicable Shares sold, transferred, exchanged, canceled or disposed of in such Alternative Disposition.

           The Shareholder Agreements include an unconditional release by each Principal Shareholder of all claims, demands, liabilities, responsibilities, disputes, causes of action and similar matters of such Principal Shareholder against the Company and its subsidiaries, subject to certain exceptions relating to breaches of the Shareholder Agreements or the Tender Agreement.

           In connection with the execution by BMC and the Principal Shareholders of the Shareholder Agreements, each Principal Shareholder has agreed that the Applicable Shares owned by such Principal Shareholder (with certain exceptions in the case of Yossie Hollander) and any Shares issuable to such Principal Shareholder upon exercise of Company Options shall be placed with an escrow agent within five business days after the date of the Shareholder Agreements, to be disbursed in accordance with the provisions of the Shareholder Agreement.

           In addition to the Shareholder Agreements, BMC has entered into an Agreement and Plan of Reorganization, dated as of October 31, 1998, among Boole & Babbage Inc., a Delaware corporation ("Boole"), BMC and a subsidiary of BMC (the "Merger Agreement"). Pursuant to the Merger Agreement, upon satisfaction of the conditions to closing thereunder, including approval by the Boole shareholders, Boole will be acquired by BMC by means of a merger (the "Merger"). The closing of the Merger is expected to occur as soon as possible after receipt of Boole shareholder approval at a special meeting of the Boole shareholders scheduled for March 30, 1999. Such closing will be subject to obtaining such approval and to certain other conditions. Boole has advised BMC that it owns an aggregate of 452,800 Shares, representing approximately 3.7% of the issued and outstanding Shares as of the date of the Tender Agreement. BMC has agreed in the Tender Agreement to use its reasonable efforts to cause Boole to tender such Shares into the Offer. If the Merger closes before the Offer expires, BMC will be deemed to own such Shares.

           (c). Other than the transactions described herein, neither BMC nor, to the knowledge of the Company, any person listed on Appendix I, has effected any transactions in Shares of the Company during the preceding sixty days.

           (d) and (e).        Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

           Except as described in Items 3, 4 and 5, BMC has no other contracts, arrangements, understandings or relationships with respect to securities of the Company that are required to be described herein.

ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS

           A. Share Purchase and Tender Agreement, dated as of March 7, 1999, by and between BMC and the Company (incorporated by reference to Exhibit (c)(1) to BMC's Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on March 11, 1999).

           B. Shareholder Agreement, dated as of March 7, 1999, by and between BMC and Einav Computer Systems Ltd., an Israeli corporation, Roni A. Einav and Dalia Prashker-Katzman (incorporated by reference to Exhibit (c)(3) to BMC's Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on March 11, 1999).

           C. Shareholder Agreement, dated as of March 7, 1999, by and between BMC and Yossie Hollander (incorporated by reference to Exhibit (c)(2) to BMC's Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on March 11, 1999).

           D. Commitment Letters, dated as of March 10, 1999, to BMC from Proposed Lenders (incorporated by reference to Exhibit (b)(1) to BMC's Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on March 11, 1999).

           E. Offer to Purchase, dated as of March 11, 1999 (incorporated by reference to Exhibit (a)(1) to BMC's Tender Offer Statement on
                Schedule 14D-1 filed with the Securities and Exchange Commission on March 11, 1999).

                                   APPENDIX I

The following table sets forth the name, present principal occupation or employment and material occupation, positions, offices or employment for the past five years of each director and executive officer of the Company. Unless otherwise indicated below, the address of each director and officer is BMC Software, Inc., 2101 CityWest Blvd., Houston, TX 77042-2827 and each such person is a citizen of the United States.

                                            PRESENT PRINCIPAL OCCUPATION
              NAME AND                       OR EMPLOYMENT AND FIVE-YEAR
          BUSINESS ADDRESS                       EMPLOYMENT HISTORY
          ----------------                  ----------------------------
          Max P. Watson, Jr             Chairman of the Board (1992-present); President and
                                        Chief Executive Officer (1990-present)

          William M. Austin             Senior Vice President and Chief Financial Officer
                                        (1997-present); Vice President and Chief Financial
                                        Officer, McDonnell Douglas Corporation (1991- 1997)

          Robert E. Beaucha             Senior Vice President, Research and Development
                                        (1997-present); various sales and marketing positions
                                        (1988-1997)

          Richard P. Gardne             Senior Vice President, Worldwide Sales and Marketing
                                        (1997-present); Senior Vice President, North American
                                        Sales (1994-1997); IBM Corporation 1975-1994)

          Marco Landi                   Senior Vice President, European Operations (1998-
                                        present); Chief Operating Officer (1996-1997) and
                                        various other positions (1995-1996), Apple Computer
                                        Corporation; various sales and management
                                        positions, Texas Instruments, Inc. (1970-1995)

          M. Brinkley Morse             Senior Vice President, Corporate Development (1998-
                                        present); Secretary (1988-present); General Counsel
                                        (1988-1998)
          Theodore W. Van Duyn          Chief Technology Officer (1993-present); Senior Vice
                                        President, Research and Development (1986-1993)

          Roy J. Wilson                 Senior Vice President, Human Resources (1997-
                                        present), Vice President, Human Resources, Compaq
                                        Computer Corporation (1993-1997)

          Kevin Klausmeyer              Vice President (1998-present); Chief Accounting
                                        Officer (1994-present), Arthur Andersen LLP (1979-
                                        1993)

          Stephen B. Solcher            Vice President (1998-present); Treasurer (1992-
                                        present)

          John W. Barter                Director (1988-present); Executive Vice President and
                                        President Allied Signal Automotive (1994-1997) and
                                        Senior Vice President and Chief Financial Officer
                                        (1988-1994) and various other positions (1977-1988),
                                        Allied Signal, Inc.; Director, Iomega Corp. (1998-
                                        present); Director, Louisiana Pacific Corporation
                                        (1998-present); Director, Kestrel Solutions, Inc. (1998-
                                        present)

          B. Garland Cupp               Director (1989-present); Executive Vice President and
                                        Chief Information Officer (1985-1995), TRS
                                        Technologies; various other positions (1978-1995),
                                        American Express Corporation

          Meldon R. Gafner              Director (1987-present); Chairman of the Board,
                                        Kestrel Solutions, Inc. (1997-present); Vice Chairman
                                        of Board (1992-1997) and President (1988-1992),
                                        Comstream Corporation

          L.W. Gray                     Director (1991-present); Vice President (1983-1987)
                                        and various other positions (1961-1983), International
                                        Business Machines Corporation

          George F. Raymond             Director (1987-present); Founder, Automatic Business
                                        Centers, Inc.; Director (1998-present), DocuCorp
                                        International, Inc.; Director (1998-present),
                                        Atlantic Data Services, Inc.; Director (1998-present),
                                        Balance Bar Inc.

          Tom C. Tinsley                Director (1997-present); Chief Executive Officer
                                        (1998-present) and Managing Director and President
                                        (1995-present) and Chief Operating Officer (1995-
                                        1998), The Baan Company; McKinsey & Company,
                                        Inc. (1978-1995)

                                   SIGNATURE

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                           BMC SOFTWARE, INC.


                                           By:  /s/ M. Brinkley Morse
                                               ----------------------------
                                           Name:     M. Brinkley Morse
                                           Title:    Senior Vice President

Date: March 16, 1999

                                 EXHIBIT INDEX

A. Share Purchase and Tender Agreement, dated as of March 7, 1999, by and between BMC and the Company (incorporated by reference to Exhibit (c)(1) to BMC's Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on March 11,
           1999).

B. Shareholder Agreement, dated as of March 7, 1999, by and between BMC and Einav Computer Systems Ltd., an Israeli corporation, Roni A. Einav and Dalia Prashker-Katzman (incorporated by reference to Exhibit (c)(3) to BMC's Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on March 11,
           1999).

C. Shareholder Agreement, dated as of March 7, 1999, by and between BMC and Yossie Hollander (incorporated by reference to Exhibit (c)(2) to BMC's Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on March 11, 1999).

D. Commitment Letters, dated as of March 10, 1999, to BMC from Proposed Lenders (incorporated by reference to Exhibit (b)(1) to BMC's Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on March 11, 1999).

E. Offer to Purchase, dated as of March 11, 1999 (incorporated by reference to Exhibit (a)(1) to BMC's Tender Offer Statement on
           Schedule 14D-1 filed with the Securities and Exchange Commission on March 11, 1999).